EXHIBIT 99.2

CANADIAN NATIONAL RAILWAY COMPANY

VOLUNTARY INCENTIVE DEFERRAL PLAN

Effective as of December 11, 2002

Amended and restated effective as of January 1, 2009

Amended and restated as of October 21, 2014

Certified true copy as filed

with the corporate records of

Canadian National Railway Company

Per:	/s/ Sean Finn
Sean Finn
Executive Vice-President, Corporate Services
and Chief Legal Officer

VOLUNTARY INCENTIVE DEFERRAL PLAN

1.	PURPOSE OF THE PLAN

The Plan has been established to promote executive stock ownership and therefore, a greater alignment between Designated Senior Management and the shareholders of the Company. The Plan allows Designated Senior Management to participate in the long-term success of the Company through Deferred Share Units, as well as, deferring incentive payouts for tax planning purposes.

2.	DEFINITIONS

For the purposes of the Plan, the terms contained in this Section shall have the following meanings:

“Award” means an award of Deferred Share Units under this Plan.

“Award Agreement” means an agreement, as it may be amended from time to time, which may be entered into between the Company and a Designated Senior Management employee in connection with an Award to said Designated Senior Management employee and setting forth the related rights and obligations of the Company and of the Designated Senior Management employee.

“Blackout Period” means a period self-imposed by the Company or imposed by a regulatory authority during which Participants shall not trade the securities of the Company.

“Board” means the Board of Directors of the Company.

“Business Day” means a day, other than Saturday or Sunday, on which banking institutions in Montreal and the Toronto and New York Stock Exchanges are not closed.

“Cessation of Employment” means the cessation of employment of a Participant, to be interpreted in a way to comply with paragraph 6801(d) of the Income Tax Regulations (Canada).

“Change of Control” means any of the following events:

(i)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Shares outstanding being made (other than by the Company or an employee benefit program established or maintained by the Company);
(ii)	approval by the Company’s shareholders of:
(a)	an amalgamation, merger or consolidation of the Company with or into another Company (other than an amalgamation, merger or consolidation the definitive agreement for which provides that at least 51% of the directors of the surviving or resulting Company immediately after such transaction are Continuing Directors (a “Non-Material Transaction”); or
(b)	a plan of liquidation or dissolution of the Company; or
(iii)	if during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board (the “Continuing Directors”) cease for any reason following a Non-Material Transaction to constitute at least 51% of the board of directors of the surviving or resulting Company; provided that any individual whose appointment, election or nomination for election as a member of the Board (or, following a Non-Material Transaction, the board of directors of the surviving or resulting Company) was approved by a vote of at least 51% of the Continuing Directors then in office shall be considered a Continuing Director.

“Committee” means the Human Resources Committee of the Board of Directors of the Company.

“Company” means Canadian National Railway Company, or a successor company, and includes its wholly-owned Subsidiaries.

“Company Match’’ has the meaning assigned thereto in Section 9 hereof.

“Conversion Date’’ means the date a Participant’s deferred amount would have been paid for a given year had it not been deferred, being understood that if such date occurs during a Blackout Period, the Conversion Date shall be the first Business Day after the end of such Blackout Period, unless otherwise determined by the Committee.

“Conversion Value’’ means, with respect to the conversion of a Participant’s Incentive into Deferred Share Units, the Market Value of a Share on the Conversion Date or on the first Business Day following such date if the Conversion Date does not fall on a Business Day, unless otherwise determined by the Committee.

“Deferral Period’’ has the meaning assigned thereto in Section 6 hereof.

“Deferral Interest Rate’’ means the average yield of 5-year Canadian Government Bonds or U.S. Treasury Notes (depending on the country of residency of the Participant) during the 5-year period ending on December 31 preceding the date on which the Participant’s deferred amount would have been paid had it not been deferred.

“Deferred Share Unit” means a unit equivalent to one Share, credited by means of bookkeeping entry in the books of the Company in accordance with an election made by a Participant pursuant to Section 6 hereto.

“Designated Senior Management” means the senior management employees, including executive officers, of the Company who have been designated by the Committee to participate in the Plan.

“Dividend Equivalents’’ means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 10 hereof.

“Election Expiry Date’’ means, with respect to a Deferral Period, the first Business Day preceding the period of 6 months preceding the end of the Deferral Period, unless otherwise determined by the Committee or the Executive Vice-President, Corporate Services and Chief Legal Officer of the Company.

“Election Form’’ means an election form in the form prescribed by the Executive Vice-President, Corporate Services and Chief Legal Officer of the Company.

“Incentive’’ means the amount payable to a Participant pursuant to the Annual Incentive Bonus Plan or any other cash incentive plan of the Company, as specified by the Committee.

“Market Value” on a particular date means the closing price of a Share on such date on The Toronto Stock Exchange (“TSX”) or the New York Stock Exchange

(“NYSE”). The Market Value so determined shall be in Canadian dollars (on the TSX) or U.S. dollars (on the NYSE) depending on the currency of the deferred amount of the Participant. If at any time, the Shares are no longer listed on the TSX or the NYSE or there is no public market for the Shares, the Market Value shall be calculated in such manner as may be determined by the Committee but shall always be established in relation to the fair market value of a Share. The Market Value of a Share shall be rounded up to the nearest whole cent.

“Participant” means a Designated Senior Management employee who has elected for a cash deferral or who holds Deferred Share Units under the Plan which have not all been cancelled.

“Participation Level’’ has the meaning assigned thereto in Section 6 hereof.

“Plan” means the Voluntary Incentive Deferral Plan of the Company, effective as of December 11, 2002, as amended, as set forth herein and as it may be further amended from time to time.

“Remittance Date’’ means a date set by the Company that is within 90 days after the Participant’s Cessation of Employment, at which Deferred Share Units recorded in the Participant’s account are remitted to the Participant pursuant to Section 13 hereto, being understood that if such date falls within a Blackout Period, “Remittance Date” means as soon as possible after the end of such Blackout Period.

“Retirement” means a Cessation of Employment entitling the Participant to receive an immediate pension benefit under a Company sponsored pension plan or the Railroad Retirement Act (U.S.), except in the case of a termination for cause (other than mental or physical incapacity).

“Share” means a common share of the Company, as adjusted pursuant to Section 18 hereof.

“Share Units” has the meaning assigned thereto in the Company’s Share Units Plan.

“Share Units Plan” means the Company’s Share Units Plan effective as of January 27, 2004, as amended from time to time.

“Specified Employee” means any U.S. taxpayer employee who has occupied a Grade 3 position or above or a position of equal value, as determined by the Company, on or after January 1, 2003.

“Subsidiary” means a body corporate that is a subsidiary of the Company within the meaning of Subsection 2(5) of the Canada Business Corporations Act.

“US Participant” means a Participant who is a US taxpayer, for whom the Plan documentation must satisfy US tax rules.

3.	ADMINISTRATION OF THE PLAN

Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law, the Plan shall be administered by the Executive Vice-President Corporate Executive and Chief Legal Officer and the Vice-President, Human Resources of the Company or their delegates, the whole subject to applicable corporate and securities law requirements. The Company shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations, as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Company shall be final, conclusive and binding on all persons, including but not limited to the Participants, as defined herein, and their beneficiaries and legal representatives, the Company and its employees and shareholders. All expenses of administration of the Plan shall be borne by the Company.

4.	ELIGIBILITY

The Company shall, from time to time, determine the Designated Senior Management employees entitled to participate in the Plan.

5.	US PARTICIPANTS

For US Participants, the Plan shall apply as if amended by the amendments set forth in Schedule A to the Plan. For more certainty, provisions set forth in Schedule A to the Plan shall be deemed to supersede provisions of the Plan for US Participants.

6.	ELECTION

Unless otherwise determined by the Committee, the Deferral Period shall be the Company’s fiscal year. A Designated Senior Management employee may, with respect to any particular Deferral Period, elect to become a Participant in the Plan by delivering to the Company a duly completed and signed Election Form, on or before the Election Expiry Date. Subject to the limits set forth in Section 07 hereof, a Participant may elect to defer:

(i)	the receipt of all or a portion of the Participant’s Incentive or
(ii)	the settlement of the Participant’s Share Units, for the duration of the Deferral Period.

The amount of the Incentive or Share Units elected to be deferred shall be either by percentage or dollar amount of the aggregate amount of Incentive payable or Shares Units to be settled for the Deferral Period (the “Participation Level”). Each deferral election must reasonably be expected to result in the deferral of an Incentive of at least $5,000 or of Share Units with a Market Value of at least $5,000 in each Deferral Period. Such election may be revoked or modified if written notification of such revocation or modification is received before the Election Expiry Date. If no election is made in respect of a particular Deferral Period, no deferral shall be made.

7.	DEFERRAL OPTIONS

A Participant has the choice of the following three deferral options:

1.	the conversion of all or part of the Participant’s Incentive into Deferred Share Units as provided hereunder,
2.	the conversion of the Participant’s settlement of Share Units or any other qualifed incentives, as defined by the Board, into Deferred Share Units as provided hereunder, or
3.	a cash deferral whereby payment of all or part of a Participant’s Incentive is deferred for a period of 12, 24 or 36 months as indicated on the Election Form.

The Deferred Share Unit option is not available for the year of a Participant’s Cessation of Employment

8.	COMPUTATION OF AWARDS

All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company effective as of the Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units, with fractions computed to four decimal places) to be credited shall be determined:

(i)	in the case of the conversion of a Participant’s Incentive into Deferred Share Units by dividing (i) the amount of the Participant’s Incentive (on a before income tax basis but net of other mandatory deductions) to be so deferred into Deferred Share Units as indicated on the Participant’s Election Form by (ii) the Conversion Value of the Shares; or

(ii)	in the case of the conversion of Share Units into Deferred Share Units, by crediting one Deferred Share Unit for each Share Unit so converted.

The Deferred Share Units determined under this Section 8 shall vest in full immediately upon being awarded and count toward the achievement of the Participant’s stock ownership guidelines. The conversion of Incentive or Share Units into Deferred Share Units is subject to an aggregate maximum and is no longer available where, on the last day of the quarter preceding the Election Expiry Date, the value of a Participant’s Deferred Share Units credited to the Participant’s account is sufficient to meet the Participant’s stock ownership guidelines under the Company’s policies. For such purpose, the value of a Deferred Share Unit on any particular date will be equal to the Market Value of a Share on that date.

9.	COMPANY MATCH

The Company will also credit to a Participants’ Deferred Share Unit account a Company Match equal to a percentage of the converted Deferred Share Units under Section 7 hereof, such percentage to be determined by the Committee. Unless the Committee otherwise provides, the Company Match vests over a period of four years, at a rate of 25% per year beginning on the first anniversary of the Conversion Date. The vested portion of the Company Match will count toward the achievement of the Participant’s stock ownership guidelines.

10.	DIVIDEND-LIKE AMOUNTS

A Participant’s Deferred Share Unit account shall, from time to time until the Cessation of Employment, be credited with additional Deferred Share Units, the number of which shall be equal to the quotient determined by dividing: (i) the product determined by multiplying: (a) one hundred percent (100%) of the amount of each cash dividend declared and paid by the Company on its Shares, in Canadian dollars on a per share basis (excluding stock dividends, but including dividends which may be paid in cash or in shares at the option of the shareholder), by (b) the number of Deferred Share Units recorded in the Participant's account on the record date for the payment of such dividend (vested or unvested), by (ii) the closing price on the TSX of a Share on the payment date of such dividend, with fractions computed to four decimal places.

11.	COMPUTATION OF CASH DEFERRAL

A Participant’s cash deferral shall be credited to a cash account maintained for the Participant on the books of the Company.A Participant’s cash account will earn interest at the Deferral Interest Rate compounded semi-annually beginning on the date the Incentive would have been paid to the Participant had it not been deferred and until the payment of such cash deferral pursuant to Section 14 or 15.

12.	PARTICIPANTS’ ACCOUNTS

Statements of Participants’ cash or Deferred Share Unit accounts will be provided to the Participants at least annually.

13.	REMITTANCE OF DEFERRED SHARE UNITS

Following Cessation of Employment, a Participant shall receive, on the Remittance Date, a number of Shares purchased by a third party on the open market equal to the number of vested Deferred Share Units recorded in the Participant’s account on the Remittance Date, less any applicable withholding taxes and other deductions.

14.	PAYMENT OF CASH DEFERRAL

A Participant who has indicated the cash deferral option on the Participant’s Election Form shall receive, within thirty days of the last day of the deferral period of 12, 24 or 36 months indicated on the Election Form, a lump sum payment in cash equal to the aggregate amount of cash deferral, including Deferral Interest Rate earned thereon in accordance with Section 11 hereof, less any applicable withholding taxes and other deductions.

15.	DEATH OF A PARTICIPANT

Upon the death of a Participant prior to the Remittance Date or payment of the cash deferral, Shares (in the case of Deferred Share Units), or cash payment (in the case of a cash deferral), shall be paid to the beneficiary of such Participant (or, in the absence of a valid designation of a beneficiary, to the estate of such Participant). Such remittance or payment shall be equivalent to the number of Shares or the amount which would have been paid to the Participant until the Participant’s death, pursuant to Sections 13 and 14. The Remittance Date shall occur within 90-day period beginning on the date of the Participant’s death, provided that proper notification was received from the beneficiary or the estate as the case may be.

16.	UNFORESEEABLE EMERGENCIES

With respect to a cash deferral only, a Participant may request, by writing filed with the Committee, that a distribution be made to the Participant of all or part of the amount then credited to the Participant’s accounts in the case of a severe financial hardship. The Committee may approve, at its sole discretion, such a distribution to the Participant only in the event of an unforeseeable emergency. An “unforeseeable emergency” is an unanticipated emergency that is caused by an event beyond the control of the Participant and that would result in severe financial hardship to such Participant if early withdrawal were not permitted. An unforeseeable emergency that results in severe financial hardship may result from an unexpected illness or accident of the Participant or a dependent, loss of a Participant’s property due to casualty, or other similar, extraordinary, unforeseeable circumstances beyond the control of the Participant. The severe financial hardship may not be relieved by an early distribution under this Plan to the extent it might otherwise be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of a Participant’s assets, or by cessation of Incentive deferrals under the Plan. Any hardship distribution under this Section will be limited to the amount necessary to meet the emergency.

17.	CHANGE OF CONTROL

In the event of a Change in Control of the Company, any unvested Company Match on the date of the Change of Control shall immediately and fully vest.

18.	CLAWBACK

Money deferred under this plan after March 8, 2008 is subject to the Clawback policy of the Company.

19.	ADJUSTMENTS

In the event that the Shares shall be subdivided or consolidated into a different number of Shares, the number of Deferred Share Units then held by a Participant shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the subdivision or consolidation, had the Participant held a number of Shares equal to the number of Deferred Share Units on the record date fixed for such subdivision or consolidation.

In the event that the outstanding Shares shall be changed into or exchanged for a different number or kind of shares of the Company or of another Company, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, then there shall be substituted for each Share referred to in the Plan the kind of shares into which each outstanding Share shall be so changed or for which each such Share shall be exchanged and an equitable adjustment shall be made, if required, in the number of Deferred Share Units then held by a Participant, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

Should there be any change, other than as specified above in this section, in the number or kind of outstanding Shares or of any shares into which such Shares shall have been changed or for which they shall have been exchanged, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of shares into which each outstanding Share or each such share shall be so changed or exchanged and an equitable adjustment shall be made, which may be in the number of Deferred Share Units then held by a the Participant in the number of Shares or any shares into which such Shares shall have been changed or exchanged, such adjustment to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the case of any such substitution, change or adjustment as provided for in this section, the variation shall generally require that the dollar value of the Deferred Share Units then held by a Participant prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such dollar value after the variation.

20.	RIGHTS OF PARTICIPANTS

Except as specifically herein provided, no Participant or other executive officer or employee of the Company shall have any claim or right to be awarded Deferred Share Units.

Under no circumstances shall Deferred Share Units entitle any Participant to exercise voting rights or any other rights attaching to the ownership or control of Shares until Shares are remitted to the Participant.

Participation in the Plan is completely voluntary and should not be construed as giving any Participant a right to continued employment with the Company and shall not interfere with any right of the Company to terminate the employment of any Participant.

21.	REORGANIZATION OF THE COMPANY

The Company shall not be obligated to award any Deferred Share Units, make any Award payout or take any other action if, in the opinion of the Committee exercising its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable valid statutory or regulatory enactment of any government or government agency or stock exchange having jurisdiction over the Company or a Participant. Each Participant shall agree, as a condition of being awarded Deferred Share Units under the Plan, to comply with all such statutory or regulatory requirements and to furnish the Company with all information and undertakings as may be required to permit such compliance.

The existence of any Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

22.	DESIGNATION OF A BENEFICIARY

To the extent permissible by applicable law, a Participant may, by written notice to the Executive Vice-President, Corporate Services and Chief Legal Officer of the Company, designate a person to receive the benefits payable under the Plan on the Participant’s death, and may also by written notice to the Executive Vice-President, Corporate Services and Chief Legal Officer of the Company alter or revoke such designation from time to time, subject always to the provisions of any applicable law. Such written notice shall be in such form and shall be executed in such manner as the Committee in its discretion may from time to time determine.

23.	WITHHOLDING TAXES

The Company may withhold or instruct a third party to withhold any Shares to be remitted or any payment to or for the benefit of a Participant to comply with the applicable minimum statutory withholding provisions of any federal, provincial, state or local law relating to the withholding of tax or the making of any other source deductions. The Company may request, in its sole discretion, a third party to sell Shares purchased on behalf of the Participant and remit the proceeds of the sale to the Company for applicable withholding provisions described in this Section 23. Participants should consult their own tax advisors in connection with this Plan.

24.	SPENDTHRIFT PROVISION

Subject to applicable law, no interest of any person or entity in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceedings.

25.	LIMITATIONS ON LIABILITY

Notwithstanding any other provision of the Plan, none of the Company, any individual acting as an employee or agent of the Company, the Board or the Committee, shall be liable to any Participant, former Participant or any beneficiary or other person for any claim, loss, liability or expense incurred in connection with the Plan.

26.	AMENDMENTS, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time amend or suspend the Plan in whole or in part and may at any time terminate the Plan. However, any such amendment, suspension, or termination shall not adversely affect the accrued rights of any Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

27.	NO GUARANTEES

The Deferred Share Units carry no guarantee of the fair market value of the Shares on the Remittance Date and any arrangement, verbal, in writing or otherwise, either immediate or in the future, either absolute or contingent, to receive or obtain any amount or benefit for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Shares on the Remittance Date is hereby null and void notwithstanding anything to the contrary in or under said arrangement.

28.	UNFUNDED PLAN

Unless otherwise determined by the Committee, the Plan shall be unfunded until payment of the cash deferral or Deferred Share Units and no amounts will be contributed to a third party or otherwise set aside to fund the payment of the cash deferral or Deferred Share Units.

29.	GOVERNING LAW

The Plan shall be governed and interpreted in accordance with the laws in force in the Province of Quebec and the laws of Canada applicable thereto.

Appendix A

AMENDMENTS TO THE PLAN FOR US PARTICIPANTS

The Plan shall apply to US Participants as if amended by the provisions set forth below:

1.	any reference to a “Cessation of Employment” must be interpreted in a way to comply with the definition of “separation from service” in Section 1.409A-1(h) of the Treasury Regulations to the U.S. Internal Revenue Code, as amended from time to time.
2.	If the Participant is a Specified Employee, any reference to a “Remittance Date” for all Deferred Share Units deferred or vested after December 31, 2004 means the first Business Day following the end of the six (6)-month period following the Participant’s Cessation of Employment.